UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 24, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Marconi Corporation plc
(now known as telent plc)

File No. 000-50409 - CF#17421

_____

Marconi Corporation plc submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 20-F filed on November 7, 2005, as amended on May 26, 2006.

Based on representations by Marconi Corporation plc that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 4.12   through August 13, 2009

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kathleen Krebs
Special Counsel